

23002693

N

Wasning~~ton, D.C. 20549~~

SEC Mail Processing

MAR 02 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III ☆

OMB APPROVAL

OMB Number: 3235-0123
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SEC FILE NUMBER

8-21893

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Huntleigh Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 Forsyth Blvd. 5th Floor

(No. and Street)

St Louis	**Missouri**	**63105**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen Thomas	**314-236-2207**	**kthomas@hntlgh.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Purk & Associates, P.C.

(Name – if individual, state last, first, and middle name)

1034 S. Brentwood Blvd. Ste 2000	St Louis	MO	63117
(Address)	(City)	(State)	(Zip Code)

09/01/2019		3732	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Thomas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntleigh Securities Corporation _____, as of 2/28 _____, 2 23 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAN BRADSHAW
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 13519333
My Commission Expires Jan 30, 2025

Signature: _____

Title: _____
Director of Operations/SVP

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company," a Missouri corporation) as of December 31, 2022, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Schedules

The information contained in pages 14-16 (collectively, "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

www.purkpc.com

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

We have served as Huntleigh Securities Corporation's auditor since 2021.

Puch & Associates, P.C.

St. Louis, Missouri
February 24, 2023

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Current Assets

Cash and cash equivalents	$	668,146
Deposits with clearing organizations		250,000
Receivables from broker-dealers and clearing organizations		713,876
Investments		110,272
Total Current Assets		1,742,294

Non-current Assets

Property and equipment, net of accumulated depreciation and amortization of $352,533	5,653
Operating lease right of use asset, net of accumulated amortization of $1,465,991	1,283,521
Deferred income taxes, net of valuation allowance of $260,000	185,500
Other assets	65,624
Total Non-current Assets	1,540,298

TOTAL ASSETS	$	3,282,592

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Payables to broker-dealers and clearing organizations	$	66,334
Due to related parties		23,446
Accounts payable, accrued expenses and other liabilities		470,648
Accrued salaries and commissions		344,422
Current portion of lease liabilities		365,654
Total Current Liabilities		1,270,504

Non-current Liabilities

Lease liabilities	961,956
Unearned discount	200,000
Total Non-current Liabilities	1,161,956
Total Liabilities	2,432,460

Stockholders' Equity

Common stock, $0.01 par value; 3,000,000 shares authorized; 2,943,934 shares issued; 2,777,021 shares outstanding	29,439
Additional paid-in capital	1,827,213
Accumulated deficit	(881,520)
	975,132
Less: Treasury stock, at cost; 166,913 shares (at $0.75/share)	(125,000)
Total Stockholders' Equity	850,132

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,282,592

The accompanying notes are an integral part of these financial statements.

1.   **SUMMARY OF SIGNIFICANT ACCOUNTING & REPORTING POLICIES**

<u>Nature of Operations</u>

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company clears security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC (WFCS) pursuant to a contract, which expires on October 1, 2024.

<u>Use of Estimates in Financial Statement Preparation</u>

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may exceed federally insured limits.

<u>Investments</u>

Investments typically consist of stocks, bonds, money market, and other investments. The Company carries its investments at fair value. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") ASU 2016-01 (see Note 4). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation/amortization is removed from the accounts; resulting gains or losses are included in the statement of income.

Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

The discount rate is the implicit rate if it is readily determinable and, if not readily determinable, the Company uses its incremental borrowing rate. As the implicit rates of the Company's leases are not readily determinable, the incremental borrowing rate is based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (e.g., lessor-provided maintenance) as a single lease component.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note 9).

Revenue from Contracts with Customers

Revenue from contracts with customers consists primarily of commissions and fees from the distribution of mutual funds and sale of annuity products on behalf of the Company's customers.

Each time the customer enters into a buy or sell transaction the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order). The Company believes that the performance obligation is satisfied on the trade date because that is when the risks and rewards of ownership have been transferred to or from the customer. Reporting such transactions on a settlement date basis would not result in a material difference.

The Company enters into arrangements with other pooled investment vehicles (mutual funds) to distribute shares to investors and insurance companies to distribute annuity products to investors. The Company may receive distribution fees paid up front, over time, upon the investor's sale of the fund, or a combination of the above. The receipt of any fees over time (12b-1 fees) or upon sale of certain securities (contingent deferred sales charges) are dependent upon variables outside of the Company's control (values of the funds or annuity, when customer sells the fund or annuity, etc.) such that the Company could not predict or allow for such payments until the time at which they occur. Fees recognized in the current period are tied to performance obligations which have been satisfied by services performed.

With respect to annuities, commission revenue is recognized in the month in which the transaction is completed. Fixed amounts are recognized when the transaction has been completed, and variable amounts are recognized when it is probable that such amounts will be received.

Contract assets for the Company as of December 31, 2022 and 2021 were the following:

	2022	2021
Receivables from broker-dealers and clearing organizations	$ 713,876	$ 873,389

As of December 31, 2022, management considers all commissions receivable as collectible; therefore, an allowance for uncollectible amounts is not necessary.

Investment banking revenues are primarily from providing merger-and-acquisition and financial restructuring advisory services but could be earned for underwriting securities for businesses and governmental entities that want to raise funds through the sales of securities. Investment banking revenue is recorded when a financing arrangement is completed and the related income is reasonably determinable and has been earned per the terms of the agreement. Investment banking also includes management fees and underwriting fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter agent.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, compensation expense pursuant to previous issuances of stock options, employee bonus accrual and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled.

The Company has addressed the provisions of FASB ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

<u>Equity Incentive Plan</u>

The Company has adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*, which establishes accounting and reporting standards for share-based payment transactions with employees, including equity incentive plans. Under this pronouncement, compensation expense is recognized over the associated vesting period and is based on the fair market value of the stock options on the grant date.

<u>Subsequent Events</u>

The Company has evaluated the impact on the financial statement, if any, of subsequent events through February 24, 2023, the date the financial statement was available to be issued.

2. **CLEARING BROKER-DEALER DEPOSITS**

The Company is contractually obligated to maintain a deposit account at Wells Fargo Clearing Services, LLC as designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

3. **PROPERTY & EQUIPMENT**

Property and equipment, net at December 31, 2022, consists of the following:

Furniture and equipment	$ 229,089
Leasehold improvements	129,097
	358,186
Less accumulated depreciation and amortization	(352,533)
	$ 5,653

4. **FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES**

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Valuation is based on quoted prices in active markets for identical instruments in active markets.
Level 2	Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3	Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)
Trading securities:		
Money market	$ 11,676	$ 11,676
Equities	98,596	98,596
Total Investments	$ 110,272	$ 110,272

5.   **LEASES**

The Company adopted ASC Topic 842, *Leases*, using the optional transition method approved by FASB in 2019.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms exceeding one year which are classified as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Amortization of ROU asset associated with the finance lease are included in depreciation and amortization on the statement of operations.

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$ 476,713

Amounts reported in the statement of financial condition as of December 31, 2022, were as follows:

Operating leases:
Operating lease ROU assets	$ 1,283,521
Operating lease liabilities	$ 1,327,610

Other information related to leases as of December 31, 2022, was as follows:

Supplemental cash flow information:
   Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow for operating leases	$ 465,274

ROU assets obtained in exchange for lease obligations:

Operating leases	$ 128,462

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$ 268,106

Weighted average remaining lease term:

Operating leases	3.69 years

Weighted average discount rate:

Operating leases	6.00%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities as of December 31, 2022, are as follows:

	Operating
2023	$ 432,999
2024	372,857
2025	337,823
2026	334,907
2027	-
Thereafter	-
Undiscounted Cash Flows	1,478,586
Less: Present value discount	(150,976)
Total Lease Liabilities	$ 1,327,610

6.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5 percent of aggregate debit items or 120% of the minimum net capital requirement.

At December 31, 2022, the Company had net capital of $467,385, which was $217,385 in excess of the required minimum, and $167,385 in excess of 120% of the required minimum.

At December 31, 2022, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wells Fargo Clearing Services, LLC.

7.   STOCK OPTIONS

The Company granted certain registered representatives 404,822 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.001 per share. The options fully vested in previous years and expired in February 2022, ten years from the grant date of February 2012. Those options were not exercised.

Effective with the inception of the plan, the Company adopted the fair value recognition provisions of FASB ASC 718, *Stock Compensation*. Under ASC 718, the Company determines the fair value of the stock options using the Black-Scholes valuation model. ASC 718 requires the Company to recognize expense over the service period for options that are expected to vest and record adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates.

In 2020, the Company granted an executive 1,500,000 non-qualified stock options to purchase shares of common stock at a future date at an exercise price of $0.00 per share. The options fully vested in 2020 and expire ten years from the grant date of March 10, 2020.

During 2022, no options were exercised. Common stock option activity during the year ended December 31, 2022, is as follows:

	Number of Units		Weighted Average Exercise Price
Balance as of January 1, 2022	1,904,822	$	0.001
Granted	-		-
Forfeited	(404,822)		(0.001)
Balance as of December 31, 2022	1,500,000	$	-

The Company used the Black-Scholes option pricing model in calculating the fair value of options granted. The assumptions used and the weighted-average information for options granted has been summarized in the following table:

Options granted in 2020	
Risk-free interest rate	0.90%
Expected dividend yield	0.00
Expiration date	10 years
Expected volatility	60.0%
Grant date fair value of stock options granted	$0.10

At December 31, 2022, the number, exercise price, weighted-average remaining contractual life of options, and number of options currently exercisable are as follows:

Year of Grant	Number of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number Currently Exercisable
2020	1,500,000	$	0.000	7.07	1,500,000

8. **INCOME TAXES**

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the financial statements. The deferred tax assets at December 31, 2022, are comprised of the following:

Deferred tax asset	$	445,500
Less: valuation allowance		(260,000)
	$	185,500

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets were as follows at December 31, 2022:

Net operating loss carryforwards	$	270,000
Reserves against receivable balances		110,000
Charitable contributions carryover		5,000
Deferred stock compensation		37,500
Basis of property and equipment		12,000
Other		11,000
	$	445,500

Deferred tax assets were decreased by $136,500 at December 31, 2022 resulting primarily from taxable income for 2022 with the resulting decrease in net operating loss carryforwards. In 2022, the Company recognized income tax expense in the amount of $137,144.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion of or all deferred tax assets will not be realized. At December 31, 2022, the Company has available net operating loss carryforwards of approximately $1,079,000 for income tax reporting purposes, expiring during the years 2028 through 2035. The Company has a net operating loss carryforward of $311,000 which does not expire. The net operating loss carryforwards give rise to a deferred tax asset of approximately $270,000 at December 31, 2022, which has been reduced by a valuation allowance of $260,000. The valuation allowance was not adjusted in 2022.

Effective for annual reporting periods beginning after December 15, 2020, including interim periods within that reporting period, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on simplifying the accounting for income taxes. The Company has concluded that the new guidance does not require any significant change in its process for accounting for income taxes.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note 2).

10. EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code. During 2022, the Company made no contributions to this plan.

11. RELATED-PARTY TRANSACTIONS

    The Company provides introductory brokerage and trade services for an investment advisory firm related to the Company under common ownership. Transactions are executed and subject to all compliance rules and regulations common in the securities industry. Due to this related investment advisory firm at year end was $23,446.

    The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables of $440,577 are reflected in the accompanying statement of financial condition, which is offset by a reserve of $440,577 for amounts deemed uncollectible at December 31, 2022. The reserve was not adjusted in 2022.

12. CLEARING AGREEMENT

    The Company operates under a Fully Disclosed Clearing Agreement (the Agreement) with Wells Fargo Clearing Services, LLC (WFCS), formerly First Clearing, LLC, to govern the clearing, execution, and other services to be provided. The agreement with WFCS was renewed for five years in September 2019. As part of the contract renewal, the Company received a signing bonus of $600,000. In accordance with FASB ASC Subtopic 605-50, *Customer Payments and Incentives*, this amount has been recorded as an unearned discount on the statement of financial condition and is amortized over the term of the Agreement. For the year ended December 31, 2022, pursuant to the aforementioned guidance, the Company recognized $120,000 as a discount against floor brokerage, exchange, and clearance expenses on the statement of operations.

    In the event that the Agreement is terminated prior to the fifth anniversary of the renewal date, the Company would be required to pay a termination fee of up to $600,000 (an amount which decreases annually) to Wells Fargo Clearing, per the termination fee schedule included in the contract renewal. At December 31, 2022, it is management's opinion that termination of the Agreement is not anticipated.



SUPPLEMENTAL SCHEDULES

HUNTLEIGH SECURITIES CORPORATION
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2022

**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL

Total stockholders' equity (from Statement of Financial Condition)	$	850,132
Deductions and/or charges:		
Non-allowable assets:		
Property and equipment		5,653
Other assets		345,230
Total deductions and/or charges		350,883
Net capital before haircuts on securities positions		499,249
Haircuts on securities:		
Trading and investment securities:		
Other securities		31,864
Total haircuts		31,864
Net Capital	$	467,385

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	250,000
Net Capital		467,385
Excess Net Capital	$	217,385
Net Capital in Excess of 120% of Minimum Net Capital Requirement	$	167,385

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Huntleigh Securities Corporation and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2022 (as amended) on February 16, 2023.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and therefore no "Computation for Determination of Reserve Requirements" under that rule have been provided.

HUNTLEIGH SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES (CONTINUED)
DECEMBER 31, 2022

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph and (k)(2)(ii) and therefore no "Information Relating to Possession or Control Requirements" under that rule have been provided.